MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
As used in this management’s discussion and analysis (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Lightspeed”, “we”, “us” or “our” refer to Lightspeed POS Inc. together with our subsidiaries, on a consolidated basis as constituted on March 31, 2021.
This MD&A dated May 20, 2021, for the three months ended March 31, 2021 and 2020 and the years ended March 31, 2021 (“Fiscal 2021”) and 2020 (“Fiscal 2020”) should be read in conjunction with the Company’s audited annual consolidated financial statements and the notes related thereto for the years ended March 31, 2021 and 2020, included elsewhere in this annual report. The financial information presented in this MD&A is derived from the Company’s audited annual consolidated financial statements for Fiscal 2021 and Fiscal 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except where otherwise indicated.
We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2021, is available on our website at investors.lightspeedhq.com and can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Forward-looking Information
This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate and the impact thereon of the ongoing COVID-19 pandemic declared by the World Health Organization on March 11, 2020 (the "COVID-19 Pandemic") as well as statements relating to expectations regarding industry trends, our growth rates, the achievement of advances in and expansion of our platforms, expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions, expected acquisition outcomes and synergies, our business plans and strategies and our competitive position in our industry is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to build our market share and enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates; seasonality in our business and in the business of our customers; the impact of competition; the changes and trends in our industry or the global economy; and the
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changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the “Summary of Factors Affecting our Performance” section of this MD&A, in the “Risk Factors” section of our Annual Information Form dated May 20, 2021, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Summary of Factors Affecting our Performance” should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.
This MD&A includes certain trademarks, such as “Lightspeed”, "Kounta", "Gastrofix", "ShopKeep", "Upserve" and "Vend", which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Overview
Lightspeed provides easy-to-use, omni-channel, commerce-enabling software-as-a-service platforms. Our software platforms provide our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. We operate globally, empowering single- and multi-location retailers, restaurants, golf course operators and other SMBs to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We believe that our platforms are essential to our customers’ ability to run and grow their businesses. As a result, most of our revenue is recurring and we have a strong track-record of growing revenue per customer over time.
Our solutions are specifically tailored to meet the needs of SMBs, essentially democratizing technology previously available only to large enterprises.
We provide our customers with comprehensive commerce operating systems, comprising easy-to-use and affordable platforms with end-to-end capabilities that help them grow. Our platforms are built to scale with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their businesses become more complex. Our platforms help SMBs avoid having to stitch together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through
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their business journey by providing industry-leading onboarding and support services, and fundamentally believe that our success is directly connected to their success.
Our cloud platforms are designed around three interrelated elements: omni-channel consumer experience, a comprehensive back-office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platforms include full omni-channel capabilities, order-ahead and curbside pickup, point of sale, product and menu management, employee and inventory management, analytics and reporting, multi-location connectivity, loyalty, customer management and tailored financial solutions. By delivering our solutions through the cloud, we enable merchants to reduce dependency on brick & mortar channel and interact with customers anywhere (in store, online and mobile), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location.

Our position at the point of commerce puts us in a privileged position for payment processing and allows us to collect transaction-related data insights. Lightspeed Payments, our payment processing solution, is available to our U.S. and Canadian retail customers, our U.S. hospitality customers and initial availability has commenced for our customers in the United Kingdom and certain European countries. As a result, the portion of our GTV1 processed by Lightspeed Payments (excluding the recent acquisitions of ShopKeep Inc. ("ShopKeep") and Upserve Inc. ("Upserve")), in the last month of the quarter was approaching 10%. We believe that the broader rollout of Lightspeed Payments to our European and Australian markets represents a significant growth opportunity for the Company.
During Fiscal 2021, we completed the acquisitions of ShopKeep, a leading cloud commerce platform provider for both retail and hospitality, and Upserve, a leading restaurant management cloud software company, both based in the United States. These acquisitions expanded Lightspeed’s U.S. market presence, allowing for increased investment in sales, marketing, and research and development to capitalize on the increasing demand for modern, cloud-based, omnichannel commerce solutions. Subsequent to our fiscal year end, in April 2021, we completed the acquisition of Vend, a cloud-based retail management software company, based in New Zealand, expanding our international presence. These acquisitions coupled with our organic growth have also created opportunities for us to leverage our increased scale to derive better economics from our payments partners.
To further complement our core cloud platforms, we offer a merchant cash advance program called Lightspeed Capital. This program is designed to help eligible merchants with overall business growth, buy inventory, invest in marketing, or manage cash flows by providing financing up to $100,000. As at March 31, 2021, $2.3 million of merchant cash advances were outstanding.
We sell our solutions primarily through our direct sales force in North America, Europe, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platforms are well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers ranging from quick service and festivals to hotels and fine dining establishments.
On average, the customers we serve generate GTV of approximately $600,000 annually, which is reflective of the success of their businesses. Our customers generated monthly ARPU1 of more than $200 per location as at March 31, 2021, with subscription ARPU (excluding transaction-based revenue) increasing over 10% from the prior year. As of March 31, 2021, we had approximately 119,000 Customer Locations1 in over 100 countries, and a pro forma amount of over 140,000 Customer Locations to give effect to the acquisition of Vend as if it had occurred as at March 31, 2021. For Fiscal 2021, our cloud-based software-as-a-service platforms processed GTV of $33.7 billion, which represents growth of over 51% relative to GTV of $22.3 billion processed during Fiscal 2020. This growth was driven by an overall increase from our retail customers of 38% and further aided by our recent acquisitions. Within retail, eCommerce volumes grew 93%. This helped to offset a decline in GTV by our hospitality customers (excluding our recent acquisitions) which have been affected by ongoing lockdowns and restrictions aimed at controlling the spread of COVID-19 in many of the countries we serve.
We generate revenue primarily from the sale of cloud-based software subscription licenses and our payments solutions for both retail and hospitality segments. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. In addition, our software is integrated with certain third parties that enable electronic payment processing and as part of integrating with these payment processors, we have entered into revenue share agreements with each of them. In the last year, we have become more accommodating of monthly payment plans for our customers aimed in part to encourage adoption of Lightspeed Payments. In Fiscal 2021, subscription revenue and transaction-based revenue accounted for 54% and 37% of our total revenues, respectively, compared to 65% and 23%, respectively, in Fiscal 2020.
1 Refer to the section entitled "Key Performance Indicators"
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In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. In Fiscal 2021, this revenue accounted for 9% of our total revenues (11% in Fiscal 2020).
We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. As a result, our business has grown significantly. Our total revenue has increased to $221.7 million in Fiscal 2021 from $120.6 million in Fiscal 2020, representing year-over-year growth of 84%. No customer represented more than 1% of our revenue in Fiscal 2021 or Fiscal 2020 or the three months ended March 31, 2021 and 2020.
We plan to continue making investments to drive future growth. We believe that our future success depends on a number of factors, including our ability to expand our customer location footprint, build on successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and our ability to selectively pursue and to integrate value-enhancing acquisitions. We are pleased with the rate of growth of our acquisitions and the progress made on their integration; these evidence that the acquisition component of our strategy has been effective.
During Fiscal 2021, we announced the initial availability of our Supplier Network, aimed at providing a more integrated experience for how our retail customers interact with their supply chain. We believe this new initiative will provide significant efficiencies for our retail customers, and will attract more suppliers over time. We believe this in turn will further entrench Lightspeed with our customers, provide an incentive for attracting new customers to Lightspeed, and create new revenue opportunities as this initiative scales.
We continue to see our customers buying more than one software module from us with over 50% of our customers (excluding those obtained from acquisitions) paying for more than one Lightspeed product as at March 31, 2021. We view this as an important measure of our ability to grow our ARPU and drive further value to our customers, which in turn will improve retention rates. We believe that we have significant opportunity to continue to expand ARPU and the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers.
We have not been profitable to date, and if we are unable to successfully implement our growth strategies, we may not be able to achieve profitability. In Fiscal 2021 and Fiscal 2020, we incurred an operating loss of $129.7 million and $58.4 million, respectively, and our operating cash outflow was $93.1 million and $28.6 million, respectively with the increase being largely due to the settlement of assumed transaction costs of the targets that were outside the regular course of business from our recent acquisitions. Lightspeed retained amounts in respect of these costs on the closing of each transaction that would otherwise have been paid to the sellers in the transactions.
COVID-19
There continues to be uncertainty regarding the duration and magnitude of the COVID-19 Pandemic and the ability to control resurgences worldwide, making it difficult to assess the future impact on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term.
Despite the ongoing risks and uncertainties, however, we continue to believe the impact of the COVID-19 Pandemic on the retail and restaurant industries has accelerated the need for our solutions as SMBs look to augment traditional in-person selling models with online and digital strategies. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to grow our customer base. For the period ended March 31, 2021, and after giving effect to the acquisitions of ShopKeep and Upserve and their respective affiliates (which acquisitions accounted for more than 27,000 Customer Locations combined at the time of acquisition), we grew our customer base to approximately 119,000 Customer Locations from approximately 76,500 at the end of March 2020. On April 16, 2021, we announced that we completed the acquisition of Vend. We believe this growth, despite a challenging macro-economic environment, and higher overall customer churn rates owing primarily to increased business failures in our customer base, is an early indicator of this accelerated shift to our cloud-based solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize the Lightspeed Payments opportunity.
Seizing the Lightspeed Payments opportunity means monetizing a larger portion of our customers’ GTV, which for Fiscal 2021 was $33.7 billion up 51% from the $22.3 billion we processed in the prior fiscal year. Many verticals in our customer base such as Golf, Bike, Sporting Goods, Home and Garden saw increased demand owing to COVID-19 and found success using our omni-channel platform to grow their GTV. As more consumers moved online, our eCommerce GTV grew by approximately 100% in
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the three months ended March 31, 2021. Other verticals, particularly those in hospitality, saw declines in GTV in the year as government lockdowns and restrictions affected their business negatively. We expect GTV variability to continue until measures around the world to manage the impact of COVID-19 are eased, however we believe our diversity in customer verticals and geographies we serve will continue to be strong assets of the business. Despite the impact of COVID-19, we achieved positive net dollar retention rates in Fiscal 2021 as a result of expanded ARPU and customer focused initiatives.
Overall, the temporary measures we implemented at the onset of the COVID-19 Pandemic to help our customers navigate the uncertainty they were facing, including making our eCommerce platform available for free and making Lightspeed Payments available at no-margin pricing to help our customers save money and streamline, helped contribute to a significant increase in the volumes processed by our payments processing products throughout the fiscal year ended March 31, 2021. Our revenue generated through Lightspeed Payments grew 371% in Fiscal 2021 compared to Fiscal 2020, with overall transaction-based revenue growing from $28.1 to $83.0 million.
The health and safety of our employees continues to be paramount during this time. We were quick to enforce a work from home policy for our employees around the globe at the onset of the COVID-19 Pandemic, having been well-suited to do so given the modern tools we use to run our business and the virtual customer engagement model we already had in place. Our employees continue to work from home in almost all of our offices, and have adapted to doing so with the systems we have in place to allow them to continue to contribute in a safe and physically distant environment.
For the three months and fiscal year ended March 31, 2021, Lightspeed saw revenue top $82.4 and $221.7 million, representing increases of 127% and 84%, respectively, compared to the same periods a year ago. Strong demand for our solutions, scale and diversity across industries as well as regions, helped mitigate the impact of the COVID-19 Pandemic on us during the Fiscal 2021.
We are continuing to monitor the impact of COVID-19 on our business, financial condition and operations, as further discussed below. Refer to the sections of this MD&A entitled "Summary of Factors Affecting Our Performance", to the “Risk Factors” section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. “Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. Our customers generated monthly ARPU of more than $200 per location as at March 31, 2021.
Customer Locations. “Customer Location” means a billing customer location for which the term of services have not ended, or with which we are negotiating a renewal contract. A single unique customer can have multiple Customer Locations including physical and eCommerce sites. We believe that our ability to increase the number of Customer Locations served by our platforms is an indicator of our success in terms of market penetration and growth of our business. We have successfully demonstrated a history of growing both the number of our Customer Locations and GTV per Customer Location through the increased use of our platforms. As of March 31, 2021 and March 31, 2020, approximately 119,000 and approximately 76,500 Customer Locations, respectively, were utilizing our platforms. As of March 31, 2021, a pro forma amount of over 140,000 Customer Locations (giving effect to the acquisition of Vend as if it had occurred as at March 31, 2021) were utilizing our platforms.
Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based software-as-a-service platforms in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platforms. GTV does not represent revenue earned by us. For Fiscal 2021 and Fiscal 2020, GTV was $33.7 billion and $22.3 billion, respectively. While the COVID-19 Pandemic negatively affected GTV from in-person hospitality throughout the year owing to lockdown measures in many of the markets we serve, overall GTV growth was driven by strong
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eCommerce, including digital channels in hospitality, strong performance in certain retail verticals, and the addition of our acquisitions. While GTV declined in March and April 2020 at the outset of the COVID-19 Pandemic, it showed growth overall owing to strong numbers from June 2020 to March 2021 as customers found success using our products.
Net Dollar Retention Rate. We believe that our ability to retain and expand the revenues generated from our existing customers is an indicator of the long-term value of our customer relationships. We track our performance in this area by measuring our “Net Dollar Retention Rate”, which is calculated as of the end of each month by considering the cohort of customers on our commerce platforms as of the beginning of the month and dividing our subscription and transaction-based revenues attributable to this cohort in the then-current month by total subscription and transaction-based revenue attributable to this cohort in the immediately preceding month. Despite the impact of the COVID-19 Pandemic, for Fiscal 2021, we had Net Dollar Retention Rates in excess of 100% as calculated using an average of the monthly Net Dollar Retention Rates for those periods.
Non-IFRS Measures and Reconciliation of Non-IFRS Measures
The information presented within this MD&A includes certain financial measures such as “Adjusted EBITDA”, "Adjusted Net Loss", "Adjusted Net Loss per Share", and "Adjusted Cash Flows Used in Operating Activities." These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.
Adjusted EBITDA
Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs and restructuring. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2021	2020	2021	2020
	$	$	$	$

Net loss	(42,045)	(18,597)	(124,278)	(53,531)
Stock-based compensation and related payroll taxes(1)	11,144	2,676	44,755	9,930
Depreciation and amortization(2)	15,450	5,631	36,483	13,467
Foreign exchange loss (gain)(3)	550	(300)	2,098	(395)
Net interest (income) expense(2)	(147)	226	353	(1,766)
Acquisition-related compensation(4)	2,144	5,138	11,807	11,087
Transaction-related costs(5)	2,459	1,159	11,615	2,658
Restructuring(6)	1,760	—	1,760	—
Income tax expense (recovery)	(936)	(2,111)	(5,792)	(3,110)

Adjusted EBITDA	(9,621)	(6,178)	(21,199)	(21,660)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three months and fiscal year ended March 31, 2021, the stock-based compensation expense was $11,782 and $33,859 respectively (March 2020 - $4,060 and $8,870) and the related payroll taxes were a recovery of $638 and an expense of $10,896 respectively (March 2020 - recovery of $1,384 and expense of $1,060).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2021, net loss includes depreciation of $1,221 related to right-of-use assets, interest expense of $303 on lease liabilities, and excludes an amount of $1,588 relating to rent expense while net loss for the fiscal year ended March 31, 2021 includes $3,876, $1,048, and excludes $4,436 respectively ($821, $247, and $954 respectively for the three months ended March 31, 2020 and $2,492, $852, and $2,894 respectively for the fiscal year ended March 31, 2020).
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(3)These non-cash losses (gains) relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(6)In connection with the Company's recent acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge in the quarter.
Adjusted Net Loss
Adjusted Net Loss is defined as net loss excluding amortization of intangibles, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs and restructuring. The following table reconciles net loss to Adjusted Net Loss for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2021	2020	2021	2020
	$	$	$	$

Net loss	(42,045)	(18,597)	(124,278)	(53,531)
Stock-based compensation and related payroll taxes(1)	11,144	2,676	44,755	9,930
Amortization of intangible assets	13,359	4,260	30,128	9,226
Acquisition-related compensation(2)	2,144	5,138	11,807	11,087
Transaction-related costs(3)	2,459	1,159	11,615	2,658
Restructuring(4)	1,760	—	1,760	—

Adjusted Net Loss	(11,179)	(5,364)	(24,213)	(20,630)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three months and fiscal year ended March 31, 2021, the stock-based compensation expense was $11,782 and $33,859 respectively (March 2020 - $4,060 and $8,870) and the related payroll taxes were a recovery of $638 and an expense of $10,896 respectively (March 2020 - recovery of $1,384 and expense of $1,060).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(4)In connection with the Company's recent acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge in the quarter.
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Adjusted Net Loss per Share - Basic and Diluted
Adjusted Net Loss per share is defined as net loss excluding amortization of intangibles, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs and restructuring, divided by the weighted average number of common shares (basic and diluted) for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

	2021	2020	2021	2020
	$	$	$	$

Net loss per Common Share - basic and diluted	(0.34)	(0.21)	(1.18)	(0.62)
Stock-based compensation and related payroll taxes(1)	0.09	0.03	0.43	0.12
Amortization of intangible assets	0.11	0.05	0.29	0.11
Acquisition-related compensation(2)	0.02	0.06	0.11	0.13
Transaction-related costs(3)	0.02	0.01	0.11	0.03
Restructuring(4)	0.01	0.00	0.02	0.00

Adjusted Net Loss per share - basic and diluted	(0.09)	(0.06)	(0.23)	(0.24)

Weighted average number of Common Shares (basic and diluted)	123,865,361	89,085,336	105,221,907	85,890,314
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three months and fiscal year ended March 31, 2021, the stock-based compensation expense was $11,782 and $33,859 respectively (March 2020 - $4,060 and $8,870) and the related payroll taxes were a recovery of $638 and an expense of $10,896 respectively (March 2020 - recovery of $1,384 and expense of $1,060).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(4)In connection with the Company's recent acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge in the quarter.
Adjusted Cash Flows Used in Operating Activities
Adjusted Cash Flows Used in Operating Activities is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on stock-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction costs assumed through recent acquisitions, the payment of transaction-related costs and the payment of restructuring costs. The following table reconciles cash flows used in operating activities to Adjusted Cash Flows Used in Operating Activities for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2021	2020	2021	2020
	$	$	$	$

Cash flows used in operating activities	(24,131)	(8,885)	(93,064)	(28,550)
Payroll taxes related to stock-based compensation(1)	1,905	445	3,721	1,405
Acquisition-related compensation (2)	803	1,504	8,066	1,662
Payment of assumed transaction costs from recent acquisitions(3)	90	—	31,456	—
Transaction-related costs(4)	8,862	2,408	11,778	4,741
Restructuring(5)	726	—	726	—

Adjusted Cash Flows Used in Operating Activities	(11,745)	(4,528)	(37,317)	(20,742)
Our Adjusted Cash Flows used in Operating Activities for Fiscal 2021 of $37.3 million includes a payment for D&O insurance of $9.4 million which is a new annual expense in Fiscal 2021.
(1)These amounts represent the cash outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(8)

(3)These adjustments relate to the settlement of transaction-related costs of the targets that were outside the regular course of business for our recent acquisitions of ShopKeep and Upserve and which were assumed as liabilities on the relevant acquisition dates. Lightspeed retained amounts in respect of these liabilities on the closing of each transaction that would otherwise have been paid to the sellers in the transactions. These amounts were not reflected in the net loss of Lightspeed given that they were already taken as expenses by the acquired companies prior to the closing of each transaction.
(4)These amounts represent the cash outflows related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(5)In connection with the Company's recent acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge in the quarter.
Summary of Factors Affecting our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the “Risk Factors” section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Market Adoption of our Platforms
We intend to continue to drive adoption of our commerce-enabling platforms by scaling our solutions to meet the needs of both new and existing customers of all types and sizes. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers and that this potential has become even greater due to the COVID-19 Pandemic accelerating the need for SMBs to move away from legacy on-premise systems towards cloud-based omni-channel solutions. We plan to do this by further developing our products and services as well as continuing to invest in marketing strategies tailored to attract new businesses to our platforms, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer our solutions to businesses operating in industry verticals that we do not currently serve. We plan to continue to invest in our platforms to expand our customer location footprint and drive market adoption and our operating cash flows may fluctuate as we make these investments.
Customer Adoption of Lightspeed Payments
Our payment processing solution, Lightspeed Payments, is available to our U.S. and Canadian retail customers and to our U.S. hospitality customers, and initial availability has commenced for our customers in the United Kingdom and certain European countries. We believe that Lightspeed Payments will continue to be an increasingly important part of our business as we make it available to our broader customer base and across multiple geographies. Lightspeed Payments is designed to be transparent and easy to understand, and we have priced our solution at market competitive rates based on a percentage of GTV electronically processed through our platforms. As an increasing proportion of our revenue is generated from Lightspeed Payments, we believe that while our total revenues may grow significantly, our gross margins will decrease over time due to the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream.
Cross-selling and Up-selling with Existing Customers
Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with limited incremental sales and marketing expense. We use a “land and expand” approach, with many of our customers initially deploying one of our platforms for a specific use case. Once they realize the benefits and wide functionality of our platforms, they can expand the number of use cases including services such as Lightspeed Loyalty, Lightspeed Analytics, Lightspeed Payments and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platforms and to increase the usage and awareness of our solutions. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
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Scaling our Sales and Marketing Team
Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our headcount will continue to increase as a result of these investments.
International Sales
We believe that global demand for our platform will continue to increase as SMBs seek out end-to-end solutions with omni-channel capabilities to enable their businesses to thrive and succeed in an increasingly complex operating environment. Accordingly, we believe there is a significant opportunity to grow our international business. We have invested, and plan to continue to invest, ahead of this potential demand in personnel and marketing, and to make selective acquisitions outside of North America to support our international growth. In April 2021, we completed the acquisition of Vend, expanding our presence in the Asia-Pacific region.
Seasonality
We believe our transaction-based revenues will continue to represent an increasing proportion of our overall revenue mix over time as a result of the continued global rollout of Lightspeed Payments, and we expect seasonality of our quarterly results to continue to increase. While our subscription revenues and upsells to existing customers and rapid growth have largely mitigated seasonal trends in our revenues to date, we expect our transaction-based revenues will become increasingly correlated with respect to the GTV processed by our customers through our platforms.
Foreign Currency
Our presentation and functional currency is the U.S. dollar. We derive the largest portion of our revenues in U.S. dollars and a large proportion of our expenses in U.S. dollars. Our head office and a significant portion of our employees are located in Montréal, Canada, along with additional presence in Europe, Australia and New Zealand, and as such, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in Australian dollars, Pounds sterling, New Zealand dollars and Swiss Francs. As a result, our results of operations may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro. See the “Risk Factors” section of our most recent Annual Information Form, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations.
Selective Pursuit of Acquisitions
We complement our organic growth strategies by taking a targeted and opportunistic approach to acquisitions. We identify possible acquisition targets with a view to accelerating our product roadmap, increasing our market penetration and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued global expansion both organically and in integrating the companies we acquire.
Our approximately 119,000 Customer Locations as at March 31, 2021 are located 59% in North America and 41% across the rest of the world. Additionally, these merchants are well balanced between retail and hospitality, representing approximately 55% and 45% of our total Customer Locations respectively. We believe that we remain well-positioned to continue to grow organically around the globe and to selectively pursue new acquisitions given our experience and scale. However, such acquisitions and investments could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions and investments are ultimately completed.
COVID-19 Pandemic
Although the Company has shown a 84% increase in revenue for Fiscal 2021 compared to Fiscal 2020 in spite of the challenging macro-economic environment, and partially aided by our recent acquisitions of ShopKeep and Upserve, the future impact of the COVID-19 Pandemic on our business, financial condition, and results of operations remains uncertain. The measures attempting to contain and mitigate the effects of the virus such as travel restrictions, self-isolation measures, mandatory closures of non-essential services and businesses, physical distancing practices, and the resulting effect on the operations of and spending by
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SMBs as well as consumers have disrupted and will continue to disrupt our normal operations and impact our employees, vendors, partners, and our customers and their consumers. We have had to change some of our business practices in response to the pandemic and we may be required by government authorities to, or determine it appropriate to, take further actions. However, there is no certainty that such measures will be sufficient to mitigate the direct and indirect effects of the virus and their impact on our business, financial condition and results of operations going forward. Additionally, the impact of new solutions and initiatives we have launched or will launch in response to the COVID-19 Pandemic on our business, financial condition and results of operations is uncertain and we may be subject to additional risks in connection with such solutions and initiatives.

Many of the measures attempting to contain and mitigate the effect of the COVID-19 virus were initially implemented in March 2020, and in many of the geographies we serve have remained or were reinstated after temporarily being lifted as a result of resurgences of the virus, and thus have impacted our results for Fiscal 2021. We are uncertain of the impact of these measures in subsequent periods as, even though many jurisdictions were able to ease measures after an initial period, many have strengthened or re-strengthened measures, including forced business closures, with continuing resurgences of COVID-19 cases in many of the geographies we serve around the world. The degree to which COVID-19 will continue to affect our business, operating results and financial condition will depend on future developments that are highly uncertain and cannot currently be predicted. These developments include the duration and magnitude of the COVID-19 Pandemic, actions taken to contain the virus, availability, distribution and efficacy of vaccines, the impact of the COVID-19 Pandemic and related restrictions on economic activity and domestic and international trade, and the extent of the impact of these and other factors on our employees, partners, vendors, customers and their consumers.

The current global crisis has impacted and continues to impact our retail and hospitality customers, including their GTV, overall demand for our services, and anticipated subscription pauses and churn rates due to business closures and temporary business shutdowns. It is also limiting their ability to obtain inventory or ingredients and supplies, to generate sales, or to make timely payments to us. In Fiscal 2021, we engaged in several customer-focused initiatives, such as subscription discounts, delayed start dates, and deferred payment arrangements, aimed at supporting our customers during the COVID-19 Pandemic. These initiatives had a negative impact on revenue and cash flows. We may continue such customer-focused initiatives or implement new ones in the verticals and jurisdictions that continue to be significantly impacted by the COVID-19 Pandemic and we expect this to continue to have a negative impact on our business, financial condition and results of operations as long as measures taken to limit the spread of COVID-19 persist.

COVID-19 has also caused heightened uncertainty in the global economy. Slowdowns in economic growth may result in consumers not having the financial means to make purchases from our customers and may delay or reduce discretionary purchases, negatively impacting our customers (which are SMBs that are more susceptible than larger businesses to general economic conditions) and our results of operations. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks or potential losses for the Company's merchant cash advance program, which could adversely affect our business and may require us to recognize an impairment related to our assets in our financial statements. No such impairment has been recognized as at March 31, 2021. Since the impact of the COVID-19 Pandemic is ongoing, the effect of the COVID-19 outbreak and the related impact on the global economy may not be fully reflected in our results of operations until future periods. Further, volatility in the capital markets has been heightened during recent months and such volatility may continue, which may cause declines in the price of our Subordinate Voting Shares, increasing the risk that securities class action litigation could be instituted against us.
The COVID-19 Pandemic and related restrictions may also disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, cause delays or disruptions in services provided by our vendors, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. The duration and severity of the COVID-19 Pandemic may also have the effect of heightening many of the other risks described herein, in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 Pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations.
We cannot currently estimate the overall severity, extent or duration of any resulting adverse impact on our business, financial condition or results of operations from COVID-19, though the impact may be material. A material adverse effect on our employees, customers, vendors, partners and/or other stakeholders could have a material adverse effect on us.
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Key Components of Results of Operations
Revenues
Subscription Revenue
We principally generate subscription-based revenue through the sale of subscription licenses to our retail and hospitality software solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners. In addition to the core subscriptions and licenses outlined above, customers can purchase add-on services such as loyalty, delivery, order anywhere, advanced reporting, accounting and analytics, amongst others.
In addition, we generate revenues through referral fees and revenue sharing agreements from our partners to whom we direct business or who sell their applications through our apps and themes marketplace. Pursuant to the terms of our agreements with these partners, these revenues can be recurring or non-recurring.
Transaction-based Revenue
We generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of payment processing fees and transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We have several sources of transaction-based revenues: our proprietary payments processing solution, Lightspeed Payments, our revenue sharing agreements with our integrated payment partners, as well as Upserve and Shopkeep's revenues from payment processing, some of which we have been able to scale through our leveraged relationships with payment processing to drive better economics and that has enabled us to recognize increased revenue for a subset of customers.
Lightspeed Payments allows our customers to accept electronic payments in-store, through connected terminals and online. Lightspeed Payments is available across North America to our retail customer base and the U.S. for our hospitality customer base, and initial availability has commenced for our customers in the United Kingdom and certain European countries. Offering a fully integrated payment functionality is highly complementary to the platforms we offer our customers today and will allow us to monetize a greater portion of the $33.7 billion in GTV processed over the 12 months preceding March 31, 2021.
Hardware and Other Revenue
These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our customer facing display, receipt printers, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories.
Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our hospitality customers in some circumstances in the form of on site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of certified partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships.
Direct Cost of Revenues
Subscription Cost of Revenue
Cost of subscription revenue primarily includes employee expenses for the support team and costs associated with hosting infrastructure for our services. Significant expenses include costs of our support including total salaries and benefits, stock-based compensation and related payroll taxes, data center capacity costs and other third party direct costs such as customer support and royalties and amounts paid to third-party cloud service providers.
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Transaction-based Cost of Revenue
Transaction-based cost of revenue primarily includes direct costs when transactions are processed using Lightspeed Payments as well as direct costs of the subset of Upserve customers for whom we have been able to leverage our relationships with payment processors to obtain additional control over the customer relationship which has enabled the Company to obtain wholesale revenue treatment. These direct costs include interchange and assessment fees, as well as third-party processing fees.
Hardware and Other Cost of Revenue
Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with a third-party fulfillment company, shipping and handling and inventory adjustments, as well as expenses related to costs of implementation services provided to customers.
Operating Expenses
General and Administrative
General and administrative expenses consist of employee expenses, including stock-based compensation and related payroll taxes, for finance, accounting, legal, administrative, human resources, information technology, information systems and security, corporate data as well as payment operations. These costs also include other professional fees, transaction-related fees related to our acquisitions, costs associated with internal systems and general corporate expenses. We expect that general and administrative expenses will continue to increase on an absolute dollar basis as we incur the costs of compliance associated with being a public company dual-listed in both Canada and the United States and costs incurred through M&A activity, including increased accounting and legal expenses. As a public company in the United States, it is more expensive for us to obtain director and officer liability insurance with the current cost being approximately $10 million annually, and we will be required to accept reduced coverage or incur substantially higher costs to continue our coverage. In the longer term, however, we expect general and administrative expenses to decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.
Research and Development
Research and development expenses consist primarily of employee expenses, including stock-based compensation and related taxes, for product-related functions including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platforms. These expenses have been reduced primarily by the Canadian Federal Scientific Research and Experimental Development Program and Tax Credit for the Development of e-business, or “SR&ED” and “e-business” tax credits respectively. The company's e-business tax credits are refundable, while the SR&ED tax credits are non-refundable and are carried forward to reduce future income taxes payable. Given the Company’s recent losses in Canada, these SR&ED credits have not been recognized in the financial statements. Upon recognition, they will reduce research and development expenses. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion.
Sales and Marketing
Sales and marketing expenses consist primarily of selling and marketing costs and employee expenses, including stock-based compensation and related payroll taxes, for sales and business development and marketing. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion.
Acquisition-related Compensation
Acquisition-related compensation expenses represent the portion of the purchase price from acquisitions which is payable contingent upon certain performance criteria which can include ongoing employment obligations of certain key employees of the acquired businesses. This portion of the cost is amortized over the related service period for those key employees.
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Results of Operations
The following table outlines our consolidated statements of loss for the three months and fiscal year ended March 31, 2021 and 2020:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars, except per share data)	2021	2020	2021	2020
	$	$	$	$
Revenues
Subscription and transaction-based	75,268	31,784	202,274	106,871
Hardware and other	7,127	4,487	19,454	13,766

	82,395	36,271	221,728	120,637

Direct cost of revenues
Subscription and transaction-based	30,663	8,941	75,521	28,451
Hardware and other	7,775	3,627	18,906	11,217

	38,438	12,568	94,427	39,668

Gross profit	43,957	23,703	127,301	80,969

Operating expenses
General and administrative	17,241	6,596	53,035	21,345
Research and development	16,859	10,310	54,787	32,750
Sales and marketing	33,081	16,810	97,048	61,122
Depreciation of property and equipment	870	550	2,479	1,749
Depreciation of right-of-use assets	1,221	821	3,876	2,492
Foreign exchange loss (gain)	550	(300)	2,098	(395)
Acquisition-related compensation	2,144	5,138	11,807	11,087
Amortization of intangible assets	13,359	4,260	30,128	9,226
Restructuring	1,760	—	1,760	—

Total operating expenses	87,085	44,185	257,018	139,376

Operating loss	(43,128)	(20,482)	(129,717)	(58,407)

Net interest income (expense)	147	(226)	(353)	1,766

Loss before income taxes	(42,981)	(20,708)	(130,070)	(56,641)

Income tax expense (recovery)
Current	48	(46)	166	49
Deferred	(984)	(2,065)	(5,958)	(3,159)

Total income tax recovery	(936)	(2,111)	(5,792)	(3,110)

Net loss	(42,045)	(18,597)	(124,278)	(53,531)

Net loss per share – basic and diluted	(0.34)	(0.21)	(1.18)	(0.62)
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The following table outlines stock-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three months and fiscal year ended March 31, 2021 and 2020:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2021	2020	2021	2020
	$	$	$	$

Direct cost of revenues	864	146	3,231	591
General and administrative	3,072	606	11,123	3,196
Research and development	1,043	1,400	10,941	3,101
Sales and marketing	6,165	524	19,460	3,042

Total stock-based compensation and related costs	11,144	2,676	44,755	9,930

For the three months and fiscal year ended March 31, 2021, the stock-based compensation expense was $11,782 and $33,859 respectively (March 2020 - $4,060 and $8,870) and the related payroll taxes were a recovery of $638 and an expense of $10,896 respectively (March 2020 - recovery of $1,384 and expense of $1,060).

The increase in stock based compensation and related payroll taxes in Fiscal 2021 was driven by the assumption of the equity plan from our acquisition of ShopKeep, the increase in the Company's share price, and a one-time charge related to accelerated stock option vesting for certain executives of recently-acquired businesses.
Results of Operations for the Three Months and Fiscal Year Ended March 31, 2021 and 2020
Revenues

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Revenues
Subscription and transaction-based	75,268	31,784	43,484	136.8	202,274	106,871	95,403	89.3
Hardware and other	7,127	4,487	2,640	58.8	19,454	13,766	5,688	41.3

Total revenues	82,395	36,271	46,124	127.2	221,728	120,637	101,091	83.8

Percentage of total revenues
Subscription and transaction-based	91.4%	87.6%			91.2%	88.6%
Hardware and other	8.6%	12.4%			8.8%	11.4%

Total	100%	100%			100%	100%
Subscription and Transaction-based Revenue
Subscription and transaction-based revenue for the three months ended March 31, 2021 increased by $43.5 million or 137% as compared to the three months ended March 31, 2020, with ShopKeep and Upserve contributing $28.3 million this quarter. The increase was due to growth in our subscription customer base including customers from the acquisitions of ShopKeep and Upserve as well as customers adopting additional modules in the period. The increase was also due to continued adoption of Lightspeed Payments and an increase in payment referral fees earned through our partners. Furthermore, due to renegotiated terms with the payments partner of our recent acquisitions, we have gained greater control of the underlying customer relationship and as a result are recognizing superior economics. Due to this modified relationship, we realized increased revenue of $7.4 million. GTV processed through our platforms grew from $6.1 billion for the three months ended March 31, 2020 to $10.8 billion for the three months ended March 31, 2021, evidencing increased use of our platforms.
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Subscription and transaction-based revenue for Fiscal 2021 increased by $95.4 million or 89% as compared to Fiscal 2020, with ShopKeep and Upserve contributing $35.7 million this fiscal year. Subscription revenue for Fiscal 2021 increased by $40.5 million or 51% as compared to Fiscal 2020. The increase was due to growth in our subscription customer base including customers from the acquisitions of ShopKeep and Upserve. Customers adopting additional modules of our platforms also contributed to the increase in subscription revenue. Partially offsetting these areas of growth was higher churn due to increased business failure in our customer base and software pricing concessions made by the Company to help customers navigate the challenges brought on by the COVID-19 Pandemic. Transaction-based revenue for Fiscal 2021 increased by $54.9 million or 195% as compared to Fiscal 2020. The increase was primarily due to continued adoption of Lightspeed Payments and payment referral fees earned through our partners as well as additional revenue from the acquisitions of ShopKeep and Upserve. Furthermore, due to renegotiated terms with the payments partner of our recent acquisitions, we have gained greater control of the underlying customer relationship and as a result are recognizing superior economics. Due to this modified relationship, we realized increased revenue of $7.4 million. GTV processed through our platforms grew from $22.3 billion for Fiscal 2020 to $33.7 billion for Fiscal 2021.
Hardware & Other Revenue
Hardware and other revenue for the three months ended March 31, 2021 increased by $2.6 million or 59% as compared to the three months ended March 31, 2020 due primarily to the revenue contributions of ShopKeep and Upserve which combined accounted for $2.8 million, offset by discounts and incentives provided as well as the impact of the COVID-19 Pandemic on customer acquisition.
Hardware and other revenue for Fiscal 2021 increased by $5.7 million or 41% as compared to Fiscal 2020 due primarily to the revenue contributions of ShopKeep and Upserve which combined accounted for $3.8 million.
Direct Cost of Revenues

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Direct cost of revenues
Subscription and transaction-based	30,663	8,941	21,722	242.9	75,521	28,451	47,070	165.4
Hardware and other	7,775	3,627	4,148	114.4	18,906	11,217	7,689	68.5

Total costs of revenues	38,438	12,568	25,870	205.8	94,427	39,668	54,759	138.0

Percentage of revenue
Subscription and transaction-based	40.7%	28.1%			37.3%	26.6%
Hardware and other	109.1%	80.8%			97.2%	81.5%

Total	46.7%	34.7%			42.6%	32.9%
Subscription and Transaction-based Cost of Revenue
Subscription and transaction-based cost of revenue for the three months ended March 31, 2021 increased by $21.7 million or 243% as compared to the three months ended March 31, 2020. The increase was due to higher costs associated with supporting a greater number of Customer Locations utilizing our platforms, $0.7 million in stock-based compensation and related payroll taxes, direct costs related to the higher Lightspeed Payments revenue for the period as well as $7.4 million in direct payment processing costs for a subset of customers from our recent acquisitions. Overall, subscription and transaction-based cost of revenue as a percentage of revenue grew from 28% to 41% for the three months ended March 31, 2021 compared to the three months ended March 31, 2020, mainly due to increased costs associated with payments.
Subscription and transaction-based cost of revenue for Fiscal 2021 increased $47.1 million or 165% as compared to Fiscal 2020. Subscription cost of revenue for Fiscal 2021 increased by $13.5 million or 69% as compared to Fiscal 2020. The increase was due to higher employee related and other costs associated with supporting a greater number of Customer Locations utilizing our platforms, $2.6 million in stock-based compensation and related payroll taxes, offset by $1.0 million received in respect of remuneration of eligible employees pursuant to the government-sponsored COVID-19 wage subsidy programs globally.
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Transaction-based cost of revenue for Fiscal 2021 increased by $33.6 million or 372% as compared to Fiscal 2020. The increase was due to direct costs related to the higher Lightspeed Payments revenue for the period compared to Fiscal 2020 as well as $7.4 million in direct payment processing costs for a subset of customers from our recent acquisitions. Overall, subscription and transaction-based cost of revenue as a percentage of revenue increased from 27% to 37% for Fiscal 2021 compared to Fiscal 2020 mainly due to increased costs associated with payments.
Hardware and Other Cost of Revenue
Direct cost of hardware and other revenue for the three months ended March 31, 2021 increased by $4.1 million or 114% as compared to the three months ended March 31, 2020 due to the increase in revenue for the period. The negative margins were due to discounts and incentives provided during the quarter to assist retailers and restaurants adopt our solutions as they prepare for the reopening of the economy in certain markets we serve.
Direct cost of hardware and other revenue for Fiscal 2021 increased by $7.7 million or 69% as compared to Fiscal 2020 due to the increase in revenue for the period.
Gross Profit

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Gross profit	43,957	23,703	20,254	85.4	127,301	80,969	46,332	57.2

Percentage of total revenues	53.3%	65.3%			57.4%	67.1%
Gross profit for the three months ended March 31, 2021 increased by $20.3 million or 85% compared to the three months ended March 31, 2020. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platforms and increased GTV processed through our platforms. A higher proportion of Lightspeed Payments revenue as well as discounts and incentives provided on hardware in the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 reduced gross profit as a percentage of revenue.
Gross profit for Fiscal 2021 increased by $46.3 million or 57% compared to Fiscal 2020. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platforms and increased GTV processed through our platforms compared to Fiscal 2020. A higher proportion of Lightspeed Payments revenue in Fiscal 2021 as compared to Fiscal 2020 reduced gross profit as a percentage of revenue.
Operating Expenses
General and Administrative

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

General and administrative	17,241	6,596	10,645	161.4	53,035	21,345	31,690	148.5

Percentage of total revenues	20.9%	18.2%			23.9%	17.7%
General and administrative expenses for the three months ended March 31, 2021 increased by $10.6 million compared to the three months ended March 31, 2020. Included in general and administrative expenses for the three months ended March 31, 2021 is $3.1 million of stock-based compensation expense and related payroll taxes and $2.2 million in transaction-related costs for our recent acquisitions and public offerings. When excluding stock-based compensation and related payroll taxes and transaction-related costs, general and administrative expenses increased by $6.8 million, which was driven by growth in our headcount and higher salary costs of $4.7 million, $0.7 million related to an increase in professional fees and a $2.4 million increase in D&O insurance as a result of going public in the U.S, offset by $1.0 million in lower bad debt expense. Our general and administrative
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expenses as a percentage of revenue increased to 21% from 18% between the three months ended March 31, 2021 and the three months ended March 31, 2020.
General and administrative expenses for Fiscal 2021 increased by $31.7 million compared to Fiscal 2020. Included in general and administrative expenses for Fiscal 2021 is $11.1 million of stock-based compensation expense and related payroll taxes and $10.4 million in transaction-related costs. When excluding stock-based compensation and related payroll taxes and transaction-related costs, general and administrative expenses increased by $15.7 million, which was driven by growth in our headcount and higher salary costs of $8.8 million, $0.8 million from higher bad debt expense, $2.2 million related to an increase in professional fees and other expenses, and a $5.4 million increase in D&O insurance as a result of going public in the U.S., offset by $1.5 million received in respect of remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally. As a result of the above, our general and administrative expenses as a percentage of revenue increased to 24% from 18% between Fiscal 2021 and Fiscal 2020.
Research and Development

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Research and development	16,859	10,310	6,549	63.5	54,787	32,750	22,037	67.3

Percentage of total revenues	20.5%	28.4%			24.7%	27.1%
Research and development expenses for the three months ended March 31, 2021 increased by $6.5 million or 64% compared to the three months ended March 31, 2020. Included in research and development expenses for the three months ended March 31, 2021 is $1.0 million of stock-based compensation expense and related payroll taxes. When excluding stock-based compensation and related payroll taxes, research and development expenses increased by $6.9 million which was driven by growth in our headcount and higher salary costs, net of tax credits, of $6.4 million and $0.5 million related to an increase in professional fees and other expenses. Our research and development costs as a percentage of revenue decreased from 28% to 20% from the three months ended March 31, 2020 to the three months ended March 31, 2021.
Research and development expenses for Fiscal 2021 increased by $22.0 million or 67% compared to Fiscal 2020. Included in research and development expenses for Fiscal 2021 is $10.9 million of stock-based compensation expense and related payroll taxes. When excluding stock-based compensation and related payroll taxes, research and development expenses increased by $14.2 million which was driven by growth in our headcount and higher salary costs of $15.7 million, and $1.1 million related to an increase in professional fees and other expenses, offset by $2.6 million received in respect of remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally. Our research and development costs as a percentage of revenue decreased from 27% to 25% from Fiscal 2020 to Fiscal 2021.
Sales and Marketing

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Sales and marketing	33,081	16,810	16,271	96.8	97,048	61,122	35,926	58.8

Percentage of total revenues	40.1%	46.3%			43.8%	50.7%
Sales and marketing expenses for the three months ended March 31, 2021 increased by $16.3 million or 97% as compared to the three months ended March 31, 2020. Included in sales and marketing expenses for the three months ended March 31, 2021 is $6.2 million of stock-based compensation expense and related payroll taxes and $0.3 million in transaction-related costs. When excluding stock-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $10.7 million which was driven by growth in our headcount and higher salary costs of $6.4 million and $4.3 million incurred for other growth focused investments in sales and marketing. Given that revenue growth was 127%, sales and marketing
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costs as a percentage of revenue decreased from 46% to 40% from the three months ended March 31, 2020 to the three months ended March 31, 2021.
Sales and marketing expenses for Fiscal 2021 increased by $35.9 million or 59% as compared to Fiscal 2020. Included in sales and marketing expenses for the Fiscal 2021 is $19.5 million of stock-based compensation expense and related payroll taxes and $1.2 million in transaction-related costs. When excluding stock-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $18.7 million which was driven by growth in our headcount and higher salary costs of $16.3 million, $5.4 million incurred for other growth focused investments in sales and marketing, offset by $3.0 million received in respect of remuneration of eligible employees pursuant to government-sponsored COVID-19 wage subsidy programs globally. Given that revenue growth was 84% for the fiscal year, sales and marketing costs as a percentage of revenue decreased from 51% to 44% from Fiscal 2020 to Fiscal 2021.
Depreciation

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Depreciation of property and equipment	870	550	320	58.2	2,479	1,749	730	41.7
Depreciation of right-of-use assets	1,221	821	400	48.7	3,876	2,492	1,384	55.5

	2,091	1,371	720	52.5	6,355	4,241	2,114	49.8

Percentage of total revenues	2.5%	3.8%			2.9%	3.5%
Depreciation of property and equipment expenses for the three months ended March 31, 2021 increased by 58% as compared to the three months ended March 31, 2020. The increase in the depreciation expense results from additions to property and equipment made throughout the last 12 months. The depreciation of right-of-use assets represents the depreciation of leases that were capitalized as a result of the adoption of IFRS 16. The increase in the depreciation of right-of-use assets is mainly the result of leases obtained through our acquisitions of ShopKeep and Upserve.
Depreciation of property and equipment expenses for Fiscal 2021 increased by 42% as compared to Fiscal 2020. The increase in the depreciation expense results from additions to property and equipment made throughout the prior fiscal year as well as in Fiscal 2021. The depreciation of right-of-use assets represents the depreciation of leases that were capitalized as a result of the adoption of IFRS 16. The increase in the depreciation of right-of-use assets is mainly the result of leases obtained through our acquisitions of Gastrofix, ShopKeep and Upserve.
Foreign Exchange Loss (Gain)

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Foreign exchange loss (gain)	550	(300)	850	(283.3)	2,098	(395)	2,493	(631.1)

Percentage of total revenues	0.7%	(0.8)%			0.9%	(0.3)%
Foreign exchange loss for the three months and fiscal year ended March 31, 2021 increased as compared to the three months and fiscal year ended March 31, 2020. This was due to the strengthening of currencies, primarily the Canadian dollar, the Euro and the Australian dollar against the US dollar given that we have significant liabilities outstanding in currencies other than the US dollar, our functional currency. Items included in our results are measured in US dollars and foreign currency transactions are translated into US dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.
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Acquisition-related Compensation

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Acquisition-related compensation	2,144	5,138	(2,994)	(58.3)	11,807	11,087	720	6.5

Percentage of total revenues	2.6%	14.2%			5.3%	9.2%
Acquisition-related compensation expenses for the three months ended March 31, 2021 decreased by $3.0 million compared to the three months ended March 31, 2020. The decrease was due to the completion of a portion of the service periods connected to the acquisition-related compensation during the first half of this fiscal year, resulting in the expense no longer being captured in the fourth quarter. We issued contingent consideration with the majority being tied to ongoing employment obligations in connection with certain of our acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.
Acquisition-related compensation expenses for Fiscal 2021 increased by $0.7 million compared to Fiscal 2020. The increase was due to our acquisitions of Kounta in November 2019 and Gastrofix in January 2020. We issued contingent consideration with the majority being tied to ongoing employment obligations in connection with these acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.
Amortization of Intangible Assets

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Amortization of intangible assets	13,359	4,260	9,099	213.6	30,128	9,226	20,902	226.6

Percentage of total revenues	16.2%	11.7%			13.6%	7.6%
Amortization of intangible assets for the three months ended March 31, 2021 increased by $9.1 million or 214% as compared to the three months ended March 31, 2020. The increase in amortization relates to intangibles acquired through the ShopKeep and Upserve acquisitions.
Amortization of intangible assets for Fiscal 2021 increased by $20.9 million or 227% as compared to Fiscal 2020. The increase in amortization relates to intangibles acquired through the Gastrofix, ShopKeep and Upserve acquisitions.
Restructuring

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Restructuring	1,760	—	1,760	100.0	1,760	—	1,760	100.0

Percentage of total revenues	2.1%	0.0%			0.8%	0.0%
In connection with our recent acquisitions of Shopkeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge in the quarter. The restructuring expense consists entirely of severance costs for a total of $1.8 million. As a result of these actions, we anticipate annual savings of approximately $8.4 million.
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Other
Other Income (Expenses)

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Net interest income (expense)	147	(226)	373	(165.0)	(353)	1,766	(2,119)	(120.0)

Percentage of total revenues	0.2%	(0.6)%			(0.2)%	1.5%
Interest expense relates to the interest arising from the loan drawdown made in connection with the acquisition of Gastrofix in January 2020, as well as interest expense on both the lease liabilities and acquisition-related compensation. These expenses combined totaled $2.9 million of interest expense for Fiscal 2021, offset by interest income earned in the period on cash and cash equivalents of $2.5 million.
Income Taxes

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Income tax expense (recovery)
Current	48	(46)	94	(204.3)	166	49	117	238.8
Deferred	(984)	(2,065)	1,081	(52.3)	(5,958)	(3,159)	(2,799)	88.6

Total income tax recovery	(936)	(2,111)	1,175	(55.7)	(5,792)	(3,110)	(2,682)	86.2

Percentage of total revenues
Current	0.1%	(0.1)%			0.1%	0.0%
Deferred	(1.2)%	(5.7)%			(2.7)%	(2.6)%

Total	(1.1)%	(5.8)%			(2.6)%	(2.6)%
Deferred income tax recovery for Fiscal 2021 increased by $2.8 million as compared to Fiscal 2020. The increase in the recovery was primarily due to the amortization of acquired intangible assets and increases in loss carryforwards during the period. The decrease in the deferred income tax recovery for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 is primarily due to less loss carry-forwards being recognized in the financial statements in the current period.
Selected Annual Information

	Fiscal year ended March 31,

(In thousands of US dollars, except per share data)	2021	2020	2019
	$	$	$

Total revenues	221,728	120,637	77,451

Net loss	(124,278)	(53,531)	(183,525)

Loss per share – basic and diluted	(1.18)	(0.62)	(5.53)

Total assets	2,105,319	478,428	255,811

Total long-term liabilities	57,634	63,481	10,510
See “Results of Operations” in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
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Total Assets
Fiscal 2021 Compared to Fiscal 2020
Total assets increased by $1,626.9 million or 340% from Fiscal 2020 to Fiscal 2021 with cash accounting for $596.2 million of the increase due to public offerings offset by cash spent for our recent acquisitions, goodwill of $825.3 million and intangibles of $171.7 million net of amortization and exchange differences from the acquisitions of ShopKeep and Upserve accounting for $997.0 million of the increase, trade and other receivables accounting for $13.9 million of the increase, inventory and other current assets accounting for $14.4 million of the increase, lease right-of-use assets accounting for $5.2 million of the increase, property and equipment accounting for $0.4 million of the increase, offset by restricted cash and other long term assets in the amount of $0.2 million.
Fiscal 2020 Compared to Fiscal 2019
Total assets increased $222.6 million or 87% from Fiscal 2019 to Fiscal 2020, with cash accounting for $3.3 million of the increase, goodwill of $124.1 million and $60.2 million of intangibles net of amortization and exchange differences from the acquisitions of Chronogolf Inc., iKentoo, Kounta and Gastrofix accounting for $184.3 million of the increase, lease assets accounting for $16.0 million of the increase, inventory and other current assets accounting for $5.9 million of the increase, restricted cash and other long-term assets accounting for $8.3 million of the increase, property and equipment accounting for $2.6 million of the increase and trade receivables accounting for $2.5 million of the increase. The proceeds from our February 2020 bought deal net of issuance costs accounted for the increase in cash.
Total Liabilities
Fiscal 2021 Compared to Fiscal 2020
Total long-term liabilities decreased by $5.8 million from Fiscal 2020 to Fiscal 2021. The main drivers of this amount were a decrease of $2.7 million in deferred revenue due to shorter contract durations, a decrease of $5.2 million in deferred tax liabilities primarily due to the amortization of acquired intangible assets during the period and a decrease in other long-term liabilities of $5.0 million primarily due to a decrease in long-term acquisition related payables, offset by an increase in lease liabilities of $7.0 million primarily due to the leases obtained during our recent acquisitions.
Fiscal 2020 Compared to Fiscal 2019
Total long-term liabilities increased by $53.0 million or 504% from Fiscal 2019 to Fiscal 2020. The main drivers of the increase were the recognition of the lease liability of $13.5 million due to the adoption of IFRS 16 and the $29.7 million of the acquisition facility drawn, net of issuance costs, in January 2020, in connection with the acquisition of Gastrofix. In addition, there was a $6.4 million increase in other long-term liabilities related to acquisition-related compensation accrued in line with continuing employment obligations in connection with the acquisitions made during the year. These contingent amounts were not included in the total purchase consideration, but rather were treated as an acquisition-related compensation expense for post-combination services. In addition, the deferred tax liability increased by $5.9 million. This was offset partially by a $2.6 million reduction in the long-term portion of deferred revenue. The decrease of deferred revenue was due to the shorter durations of our contracts in general, which increased the short-term portion of deferred revenue and decreased the long-term portion of deferred revenue versus Fiscal 2019.
Quarterly Results of Operations
The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ended March 31, 2021 in accordance with IFRS. This data should be read in conjunction with our audited annual consolidated financial
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statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share data)	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021
	$	$	$	$	$	$	$	$

Revenues	24,065	28,026	32,275	36,271	36,229	45,493	57,611	82,395
Direct cost of revenues	7,732	8,677	10,691	12,568	13,631	18,024	24,334	38,438

Gross profit	16,333	19,349	21,584	23,703	22,598	27,469	33,277	43,957

Operating expenses
General and administrative	3,678	4,782	6,289	6,596	6,799	8,230	20,765	17,241
Research and development	6,531	7,565	8,344	10,310	9,623	12,024	16,281	16,859
Sales and marketing	14,179	13,424	16,709	16,810	16,257	19,580	28,130	33,081
Depreciation of property and equipment	390	423	386	550	412	439	758	870
Depreciation of right-of-use assets	414	609	648	821	827	872	956	1,221
Foreign exchange loss (gain)	(330)	(80)	315	(300)	480	290	778	550
Acquisition-related compensation	707	2,055	3,187	5,138	5,129	2,276	2,258	2,144
Amortization of intangible assets	1,012	1,800	2,154	4,260	4,405	4,404	7,960	13,359
Restructuring	—	—	—	—	—	—	—	1,760

Total operating expenses	26,581	30,578	38,032	44,185	43,932	48,115	77,886	87,085

Operating loss	(10,248)	(11,229)	(16,448)	(20,482)	(21,334)	(20,646)	(44,609)	(43,128)
Net interest income (expense)	1,019	690	283	(226)	(301)	(132)	(67)	147

Loss before income taxes	(9,229)	(10,539)	(16,165)	(20,708)	(21,635)	(20,778)	(44,676)	(42,981)

Income tax expense (recovery)
Current	20	19	56	(46)	55	43	20	48
Deferred	(152)	(483)	(459)	(2,065)	(1,574)	(1,355)	(2,045)	(984)

Total income tax expense (recovery)	(132)	(464)	(403)	(2,111)	(1,519)	(1,312)	(2,025)	(936)

Net loss	(9,097)	(10,075)	(15,762)	(18,597)	(20,116)	(19,466)	(42,651)	(42,045)

Net loss per share – basic and diluted	(0.11)	(0.12)	(0.18)	(0.21)	(0.22)	(0.20)	(0.39)	(0.34)

Revenues
Our overall revenues continue to grow as we grow our global customer base. Revenues for all quarters in Fiscal 2021 were impacted by the COVID-19 Pandemic and its impact on customer churn, concessions given to customers, new customer additions at the onset of each quarter, as well as lower payment referral fees. Despite these factors, the results demonstrate growth in the quarter ended March 31, 2021 due to increases in subscription revenue from existing and new customers including increased adoption of Lightspeed Payments and other add-ons, as well as to the acquisitions of ShopKeep and Upserve.
Direct Cost of Revenues
Our total quarterly costs of revenue increased successively for all periods presented. The aggregate increase was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platforms, as well as an increase in the number of Lightspeed Payments customers because of the higher direct costs associated with transaction-based revenues compared to our subscription revenues as well as the corresponding increase resulting from the acquisitions of Shopkeep and Upserve in the quarter ended December 31, 2020.
Gross Profit
Our total quarterly gross profit increased successively for all periods presented except for the three month period ended June 30, 2020 due primarily to the impact of the COVID-19 Pandemic. Our gross profit has declined as a percentage of revenue due to the success of Lightspeed payments as Lightspeed Payments customers carry higher direct costs compared to our subscription business.
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Operating Expenses
Total operating expenses increased successively for all periods presented except for the three months period ended June 30, 2020 during which period operating expenses remained constant with the prior three month period due primarily to the cost containment measures undertaken by the Company in response to the onset of the COVID-19 Pandemic including availing itself of government-sponsored COVID-19 wage subsidy programs globally. The increase in the three month period ended March 31, 2021 was primarily due to the assumption of the cost base of Shopkeep and Upserve and increased stock-based compensation expense, with the operating expenses including amounts for D&O insurance costs associated with the Company's NYSE listing in September 2020 and transaction-related costs associated with the recent acquisitions and public offerings.
Liquidity and Capital Resources
Overview
The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us.
We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.
Credit Facility
We have credit facilities with the Canadian Imperial Bank of Commerce, which include a $25 million demand revolving operating credit facility (the “Revolver”) and a $50 million stand-by acquisition term loan, $20 million of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”). The Revolver will be available for draw at any time during the term of the Credit Facilities. The Acquisition Facility was drawn for $30 million in January 2020 for the acquisition of Gastrofix. The Credit Facilities are secured by all material assets of the Company.

Working Capital
Our primary source of cash flow has been from raising capital totaling $1,369 million since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis. In addition to the cash balances, we have a $25 million Revolver available to be drawn to meet ongoing working capital requirements and $20 million (uncommitted) remaining on the Acquisition Facility for acquisitions. Our principal cash requirements are for working capital and acquisitions we may execute. Working capital surplus as at March 31, 2021 was $744.3 million. Given our existing cash and credit facilities, along with proceeds obtained from our U.S. initial public offering and NYSE listing and our February 2021 public offering, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.
Base Shelf Prospectus
On May 20, 2021, due to the depleted amount available under our prior short form base shelf prospectus, we filed a preliminary short form base shelf prospectus (the “Base Prospectus”) with securities regulatory authorities in each of the provinces and territories of Canada. When the Base Prospectus is made final or effective by securities regulatory authorities in Canada, we intend to file a corresponding short form base shelf prospectus on Form F-10 with the U.S. Securities and Exchange Commission (the “Registration Statement”). The Base Prospectus and the Registration Statement will allow Lightspeed and certain of its security holders to offer up to C$4 billion of Subordinate Voting Shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the Base Prospectus is effective.
U.S. Initial Public Offering
On September 15, 2020, the Company completed a U.S. initial public offering and listing on the NYSE and issued 10,896,196 Subordinate Voting Shares for a total gross consideration of $332.3 million, including 896,196 Subordinate Voting Shares issued upon the partial exercise of the underwriters’ over-allotment option which accounted for total gross consideration of $27.3
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million. Share issuance costs amounted to $18.0 million. A secondary sale of 2,142,808 Subordinate Voting Shares by certain shareholders was also made on the same day for gross consideration of $65.4 million, with the underwriting fees relating to their shares being paid by the selling shareholders. This secondary sale required the conversion of 238,456 Multiple Voting Shares into Subordinate Voting Shares.
New Issue and Secondary Offering
On February 12, 2021, the Company completed a marketed public offering of Subordinate Voting Shares in the United States and Canada through the issuance of new shares and a sale of shares held by certain shareholders, including DHIDasilva Holdings Inc. (a company controlled by our founder and Chief Executive Officer) and certain members of management. The marketed public offering consisted of an aggregate of 9,660,000 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option to purchase 1,260,000 additional Subordinate Voting Shares. A total of 8,860,000 Subordinate Voting Shares were issued from treasury for gross proceeds of $620.2 million for the Company, with share issuance costs (including the underwriters' fee and other expenses related to the offering) for the Company amounting to $26.2 million. A sale of 800,000 Subordinate Voting Shares by DHIDasilva Holdings Inc. and certain members of management, was also made on the same day for gross proceeds of $56.0 million, with the underwriting fees relating to their shares being paid by the selling shareholders.
Cash Flows
The following table presents cash and cash equivalents as at March 31, 2021 and 2020, and cash flows from operating, investing, and financing activities for Fiscal 2021 and Fiscal 2020:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2021	2020	2021	2020
	$	$	$	$

Cash and cash equivalents	807,150	210,969	807,150	210,969

Net cash provided by (used in)
Operating activities	(24,131)	(8,885)	(93,064)	(28,550)
Investing activities	(910)	(59,029)	(235,048)	(120,293)
Financing activities	599,541	153,741	922,315	153,532
Effect of foreign exchange on cash and cash equivalents	4	(1,520)	1,978	(1,423)

Net increase in cash and cash equivalents	574,504	84,307	596,181	3,266
Cash Flows Used in Operating Activities
Cash flows used in operating activities for Fiscal 2021 were $93.1 million compared to $28.6 million for Fiscal 2020. For Fiscal 2021, Adjusted Cash Flows Used in Operating Activities were $37.3 million excluding transaction related costs of $43.2 million, with $11.8 million of this amount relating to the settlement of transaction-related liabilities that were assumed through our acquisitions of ShopKeep and Upserve, acquisition-related compensation paid in the period of $8.1 million, restructuring costs of $0.7 million and payroll taxes related to stock-based compensation of $3.7 million. Our cash flows used in operating activities and our Adjusted Cash Flows Used in Operating Activities include the payment of $9.4 million in D&O insurance costs related to being a public company in the U.S. Excluding these adjustments, and after excluding similar adjustments in the prior year, cash flows used in operating activities were higher for Fiscal 2021 due primarily to costs associated with being a public company, growth-focused investments in sales and marketing, as well as improvements to internal systems made in the period.
Cash Flows Used in Investing Activities
Cash flows used in investing activities for Fiscal 2021 were $235.0 million compared to $120.3 million for Fiscal 2020. The increase in cash used for investing activities was primarily due to the acquisitions of ShopKeep in November 2020 and Upserve in December 2020.
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Cash Flows from Financing Activities
Cash flows from financing activities for Fiscal 2021 increased by $768.8 million compared to Fiscal 2020. The increase in cash inflows from financing activities was due to $783.2 million in additional funds received from our public offerings compared to the prior year net of additional share issuance costs paid, an increase of $17.5 million in proceeds from the exercise of stock options under our stock option plans, offset by a decrease of $30.0 million due to the drawdown of the acquisition facility in the prior year, and an increase in the payment of lease liabilities net of incentives received along with an increase in restricted lease deposits of $1.0 million as well as an increase in interest paid of $0.9 million.
We believe that our current cash balance, available financing, cash flows from operations and credit available under the credit facility are adequate for the Company’s future operating cash needs.
Contractual Obligations
We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations as at March 31, 2021:

	Payments due by period
(In thousands of US dollars)	< 1 Year	1 to 3 Years	4 to 5 Years	>5 Years	Total

Accounts payable and accrued liabilities	65,052	—	—	—	65,052
Other long-term liabilities	—	3,154	—	—	3,154
Long-term debt	—	—	30,000	—	30,000
Lease obligations(1)	7,392	13,510	8,843	10,353	40,098
Cloud service providers(2)	9,645	13,209	85	—	22,939

Total contractual obligations	82,089	29,873	38,928	10,353	161,243
(1)Included in the lease obligations are short term leases, leases not yet commenced to which the lessee is committed and variable lease payments for our share of tenant operating expenses and taxes. Lease obligations relate primarily to our office space. The lease terms are between one and ten years. See note 14 to the consolidated financial statements for further details regarding leases.
(2)We are subject to non-cancelable service agreements with cloud service providers subject to minimum spend commitments.
Off-Balance Sheet Arrangements
We have not entered into off-balance sheet financing arrangements, other than low value and short-term leases. From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.
Recent Developments
On April 16, 2021, we acquired Vend pursuant to an agreement to purchase all of the shares in Vend, dated March 11, 2021, by and among the Company, Lightspeed Commerce Holdings NZ Limited, Vend Trustee Limited, and a number of shareholders and covenantors described therein. The fair value of consideration transferred of $368.1 million consisted of $188.0 million cash paid on the closing date, net of cash acquired, and 2,692,277 Subordinate Voting Shares, at a fair value of $66.89 per share at the closing date, which is based on the quoted price of the Subordinate Voting Shares on the NYSE on the closing date. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment.
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Related Party Transactions
We have no related party transactions, other than those noted in our consolidated financial statements. The executive compensation expense for the top five key management personnel is as follows for Fiscal 2021 and Fiscal 2020:

	Fiscal year ended March 31,

(In thousands of US dollars)	2021	2020
	$	$

Short-term employee benefits and other benefits	1,732	1,389
Stock-based payments	4,200	2,812

Total compensation paid to key management personnel	5,932	4,201
Financial Instruments and Other Instruments
Credit and Concentration Risk
Generally, the carrying amount in our consolidated statement of financial position exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
Our credit risk is primarily attributable to our cash and cash equivalents and trade receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions.
Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables. Moreover, balances for trade receivables are managed and analyzed on an ongoing basis to ensure loss allowances are established and maintained at an appropriate amount.
We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our annual consolidated financial statements. Our allowances for expected credit losses ("ECL") includes forward-looking factors specific to the debtors and the economic environment.
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. We do not hold any collateral as security.
Potential effects from the COVID-19 Pandemic on the Company's credit risk have been considered and have resulted in increases to our allowances for ECLs in the fiscal year ended 2021. We continue our assessment given the fluidity of COVID-19's global impact.
Liquidity Risk
We are exposed to the risk of being unable to honour our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.
We have $807.2 million of cash and cash equivalents as well as $25.0 million available under the Revolver as at March 31, 2021, demonstrating our liquidity and our ability to cover upcoming financial liabilities.
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Foreign Currency Exchange Risk
We are exposed to currency risk due to financial instruments denominated in foreign currencies. The following table provides a summary of our exposure to the Canadian dollar, the Euro, the British pound sterling, the Australian dollar and the Swiss Franc, expressed in thousands of U.S. dollars:

2021	CAD	EUR	GBP	AUD	CHF	Other	Total
	$	$	$	$	$	$	$

Cash and cash equivalents and restricted cash	3,141	15,913	470	958	1,281	368	22,131
Trade and other receivables	5,122	2,740	469	793	694	336	10,154
Accounts payable and accrued liabilities	(13,729)	(18,898)	(2,154)	(4,529)	(750)	(560)	(40,620)
Other long-term liabilities	(1,816)	(622)	(309)	(239)	(36)	(42)	(3,064)
Lease liabilities	(14,102)	(3,214)	(842)	(646)	(517)	—	(19,321)

Net financial position exposure	(21,384)	(4,081)	(2,366)	(3,663)	672	102	(30,720)
We have not entered into arrangements to hedge our exposure to currency risk.
Interest Rate Risk
Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade receivables, accounts payable and accrued liabilities, and lease liabilities do not bear interest. Our exposure to interest rate risk is related to our acquisition facility. We are not exposed to material interest rate risk.
Share Price Risk
Accrued payroll taxes on stock-based compensation (social costs) are payroll taxes associated with stock-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrued expense for social costs, and a decrease in share price will result in a decrease in the accrual recorded for social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant. Based on the outstanding stock-based payment awards at March 31, 2021, the impact on the accrual for social costs of an increase or decrease in our share price of 10% would result in a change of $1.0 million as at March 31, 2021.
Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Areas requiring the most significant estimates and judgments are outlined below. Management has determined that we operate in a single operating and reportable segment.
Revenue Recognition
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions.
We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.

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Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.
Share-Based Payments
We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.
Business Combinations and Impairment of Non-financial Assets
Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. We develop the fair value internally by using appropriate valuation techniques, which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.
Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions on which management has based its determination of fair value less costs of disposal include estimated growth rates and discount rates. These estimates, including the methodology used, the assessment of cash generating units and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.
Whenever property and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
Impairment of Financial Assets
We assess at each reporting date whether there is any evidence that our trade receivables are impaired. We use the simplified approach for measuring impairment of our trade receivables as these financial assets do not have a significant financing component as defined under IFRS 15, Revenue from Contracts with Customers. Therefore, we do not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime ECL at each reporting date. We have established a provision matrix that is based on our historical credit loss experiences, adjusted for forward looking factors specific to the debtors and the economic environment.
COVID-19 Pandemic
The uncertainties around COVID-19 required the use of judgments and estimates which judgments and estimates resulted in no material accounting impacts for the fiscal year ended March 31, 2021 other than the impact on ECLs driven by the changes in the macro-economic environment due to COVID-19. The risk and uncertainties surrounding the COVID-19 pandemic generate a significant risk of material adjustment in future reporting periods to the following: revenue recognition, estimated losses on revenue-generating contracts, goodwill and intangible impairment, and other assets and liabilities.
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Recently Issued Accounting Standards Not Yet Adopted
From time to time, new accounting pronouncements are issued by the International Accounting Standards Board (“IASB”) or other standards-setting bodies, and are adopted as of the specified effective date. As of the date of authorization of the financial statements, we have not yet applied the following new and revised IFRS Standards that have been issued but are not yet effective.
The IASB has issued amendments to IAS 1 affecting the presentation of liabilities as current or non-current in the statement of financial position and requiring companies to disclose their material accounting policy information. The IASB has also issued amendments to IAS 8 clarifying how to distinguish changes in accounting policies from changes in accounting estimates. The amendments to IAS 1 and IAS 8 are effective for annual periods beginning on or after January 1, 2023, with early application permitted. It has also issued amendments to IAS 16 to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments also clarify the meaning of "testing whether an asset is functioning properly". The IASB also issued an amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to clarify the cost of fulfilling a contract in assessing whether a contract is onerous. The amendments to IAS 16 and IAS 37 are effective for annual periods beginning on or after January 1, 2022, with early application permitted.
In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments are effective for annual periods beginning on or after January 1, 2021, with early application permitted.
We do not expect that the adoption of the Standards listed above will have a material impact on the financial statements in future periods.
Outstanding Share Information
Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the Toronto Stock Exchange ("TSX") and the NYSE. Our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series, of which 131,278,443 Subordinate Voting Shares and no preferred shares were issued and outstanding as of May 18, 2021.
We previously had multiple voting shares issued and outstanding, but all such multiple voting shares were automatically converted into Subordinate Voting Shares, on a one-for-one basis on December 1, 2020, as a result of reaching the automatic conversion ownership threshold attached to the multiple voting shares, all in accordance with their terms. As a result of such automatic conversion, the Subordinate Voting Shares are our only class of shares issued and outstanding, and they continue to carry one vote per share. Pursuant to the terms of our restated articles of incorporation, upon the automatic conversion of all of our issued and outstanding multiple voting shares, the authorized and unissued multiple voting shares as a class were automatically deleted entirely from our authorized capital, together with the rights, privileges, restrictions and conditions attaching thereto, such that as at the date hereof, the Company has only two classes of shares authorized for issuance, being the Subordinate Voting Shares and the preferred shares.
As of May 18, 2021, there were 1,757,807 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan, as amended (of which 815,494 were vested as of such date), no options outstanding under the Company’s Amended and Restated 2016 Stock Option Plan, 3,589,414 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 905,212 were vested as of such date) and 335,260 options outstanding which were issued in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company (“Inducement Grants”) (of which 46,371 were vested as of such date). Each such option is or will become exercisable for one Subordinate Voting Share.
As of May 18, 2021, there were 543,123 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 200,905 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one Subordinate Voting Share.
As of May 18, 2021, there were 16,257 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus
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Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of May 18, 2021, there were 886,175 RSUs outstanding under the Company’s Omnibus Plan (of which 121,136 were vested as of such date) and 853 RSUs outstanding which were Inducement Grants (of which 853 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of May 18, 2021, there were 75,182 PSUs outstanding under the Company’s Omnibus Plan (of which none were vested as of such date). Each such PSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
Disclosure
Controls and Procedures
Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, "DC&P") are designed to provide reasonable assurance that information required to be disclosed in reports filed with the Securities and Exchange Commission are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at March 31, 2021 were effective.
Internal Controls over Financial Reporting
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework the Chief Executive Officer and the Chief Financial Officer used to design the Company’s internal controls over financial reporting is recognized by the Committee of Sponsoring Organizations of the Treadway Commission.
The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the period ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
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Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on Scope of Design
The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of ShopKeep, which was acquired on November 25, 2020 and Upserve, which was acquired on December 1, 2020.
ShopKeep's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2021, excluding the amortization of intangible assets, was less than 10% of total revenues and total net loss. Additionally, as at March 31, 2021, ShopKeep's current assets were below 5% of consolidated current assets and current liabilities were approximately 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were under 10% of consolidated non-current assets and non-current liabilities, respectively.
Upserve's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the fiscal year ended March 31, 2021, excluding the amortization of intangible assets, was less than 10% of total revenues and total net loss. Additionally, as at March 31, 2021, Upserve's current assets and current liabilities were under 10% of consolidated current assets and current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively.

The amounts recognized for the assets acquired and liabilities assumed at the date of acquisition are described in note 5 of the annual consolidated financial statements for the years ended March 31, 2021 and 2020.
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